                                                  As Filed with the Securities
                                                       and Exchange Commission
                                                               on May 30, 2002





                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.
                                 FORM U-6B-2
                         Certificate of Notification




        Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935

        Certificate is filed by Conectiv and Subsidiaries. Conective Energy Holding Company and ACE REIT, Inc. are deemed to be registered holding companies under the Act. The reporting requirements of Conectiv Energy Holding Company and ACE REIT, Inc. are deemed to be included in this Form U-6B-2.

        This certificate is notice that the above named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].



1.  Type of security or securities ("draft," "promissory note"): See Schedule I.

2. Issue, renewal or guaranty: Common Stock, is a new issue. Short-Term Promissory Notes and Long-Term Promissory Notes represent cash advances directly from Conectiv or a subsidiary of Conectiv. Money Pool Advances represent short-term borrowings from the Conectiv System Money Pool. External borrowings may be commercial paper, bank borrowings, bid notes, debentures, nedium-term notes or such other types of securities generally available to borrowers in the money markets or capital markets.

3.  Principal amount of each security: See Schedule I.

4.  Rate of interest per annum of each security: See Schedule I.

5.  Date of issue, renewal or guaranty of each security: See Schedule I.

6.  If renewal of security, give date of original issue: Not applicable.

7.  Date of maturity of each security: See Schedule I.

8. Name of the person to whom each security was issued, renewed or guaranteed: Short-term promissory notes are issued to Contctiv or a subsidiary of Conectiv; Money Pool advances are issued to Conectiv Resource Partners, Inc., as agent for the for the Conectiv System Money Pool; external debt is issued to investors.

9. Collateral given with each security, if any: Generally none. See Footnotes to Schedule I.

10. Consideration received for each security: For stock, consideration is par value. For debt, consideration is principal amount.

11. Application of proceeds of each security: General corporate funds for use in ordinary course of business.

12. Indicate by check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
    Section 6(a) because of:
    a)  the provisions contained in the first sentence of Section 6(b):
    b)  the provisions contained in the fourth sentence of Section 6(b):
    c) the provisions contained in any rule of the commission other than Rule U-48:/x/


13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) are not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of Section 6(b). Not applicable.


14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. Not applicable.


15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. ss. 250.48, P. 36,621] designate the rule under which exemption is claimed. Rule 52.





                                               CONECTIV





                                               By: /s/ Philip S. Reese
                                                   -------------------
                                               Philip S. Reese
                                               Vice President and Treasurer


Date: May 30, 2002

                                                                   Form U-6B-2
                                                                    Schedule 1



                          CONECTIV AND SUBSIDIARIES
                         QUARTER ENDED MARCH 31, 2002


                                         ISSUED DURING QUARTER               BALANCE AT END OF QUARTER
                                         ---------------------               -------------------------

                                                   EXTERNAL     LONG-TERM   SHORT-TERM     MONEY       EXTERNAL       CAPITAL
                                          COMMON   LONG-TERM   PROMISSORY   PROMISSORY      POOL      SHORT-TERM   CONTRIBUTIONS
                Company                    STOCK     DEBT         NOTES       NOTES     ADVANCES (1)     DEBT        RECEIVED
                -------                    -----     ----         -----       -----     ------------     ----        --------
ATE Investment, Inc.                         0         0            0           0       42,476,418         0             0
Atlantic City Electric Company (2)           0         0            0           0            0        32,688,754         0
Atlantic Southern Properties, Inc.           0         0            0           0       16,417,546         0             0
Conectiv Communications, Inc. (3)            0         0            0           0       225,220,708        0         2,512,134
Conectiv Plumbing, L.L.C.                    0         0            0           0            0             0             0
Conectiv Properties and Investments, Inc.    0         0            0           0       20,847,064         0             0
Conectiv Resource Partners, Inc.             0         0            0           0       42,852,542         0             0
Conectiv Services, Inc.                      0         0            0           0            0             0             0
Conectiv Solutions LLC                       0         0            0           0        2,033,306         0             0
DCI I, Inc.                                  0         0            0           0            0             0             0
DCI II, Inc.                                 0         0            0           0            0             0             0
Delmarva Power & Light Company (4)          N/A        0            0          N/A          N/A           N/A           N/A
King Street Assurance Ltd.                   0         0            0           0            0             0             0


(1) Money pool interest rate at end of quarter = 2.71%

(2) Interest rate on short-term debt at end of quarter = 2.16%

(3) Capital contribution received from Conectiv

(4) Applicable to long-term debt only; short-term debt issuances reported pursuant to Rule 24